Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Ikanos Communications, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of August, 2015.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: August 14, 2015

QUALCOMM ATHEROS, INC.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary, Vice President and General Counsel

KING ACQUISITION CO.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary and Vice President